DELEK LOGISTICS PARTNERS, LP
7102 Commerce Way
Brentwood, Tennessee 37027

August 25, 2020

Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:  Delek Logistics Partners, LP
        Registration Statement on Form S-3
        File No. 333-248202

Ladies and Gentlemen:
On behalf of Delek Logistics Partners, LP, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:30 p.m., Washington, D.C. time, on August 27, 2020, or as soon as practicable thereafter.
Thank you for your assistance in this matter.

Securities and Exchange Commission
August 25, 2020

Very truly yours,

DELEK LOGISTICS PARTNERS, LP

By: /s/ Reuven Spiegel
        Reuven Spiegel
Executive Vice President and Chief
Financial Officer

cc: Andrew J. Ericksen, Baker Botts L.L.P.
Laura Katherine Mann, Baker Botts L.L.P.